                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                            VARITRONIC SYSTEMS, INC.
                            a Minnesota corporation
                                (Name of Issuer)


                     Common Stock, $.01 Par Value Per Share
                         (Title of Class of Securities)

                                  922247-10-1
                                 (CUSIP Number)


                                Donald P. DeLuca
            Senior Vice President, Treasurer and Assistant Secretary
                                W. H. Brady Co.
                            6555 West Good Hope Road
                          Milwaukee, Wisconsin  53233
                                 (414) 358-6600
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:
                            Conrad G. Goodkind, Esq.
                                Quarles & Brady
                           411 East Wisconsin Avenue
                          Milwaukee, Wisconsin  53202
                                 (414) 277-5305

                               February 27, 1996
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].

                                  SCHEDULE 13D

CUSIP No. 922247-10-1

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
         W. H. Brady Co.
         39-0178960

2.   Check the Appropriate Box if a Member of a Group
     (a)  [ ]  (b)  [ ]

3.   SEC Use Only

4.   Source of funds
         WC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
         Wisconsin

     Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power
         461,585

8.   Shared Voting Power
         0

9.   Sole Dispositive Power
         461,585

10.  Shared Dispositive Power
         0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         461,585

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         [ ]

13.  Percent of Class Represented by Amount in Row (11)
         19.9% of Currently Issued Shares (16.6% of Shares if the Option is exercised)

14.  Type of Reporting Person
         HC





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ITEM 1.  SECURITY AND ISSUER.

Name of Issuer and Address of Principal Executive Offices:

   Varitronic Systems, Inc.
   300 Interchange Tower
   300 South Highway 169
   Minneapolis, Minnesota  55426

Security to Which This Statement Relates:

   Common Stock, $.01 Par Value, per Share

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c) and (f). This Schedule 13D is filed on behalf of W. H. Brady Co., a Wisconsin corporation ("Brady"). The principal executive office of Brady is located at 6555 West Good Hope Road, Milwaukee, Wisconsin 53223. Brady develops, manufactures and sells a broad range of stock and customized products employing its knowledge of surface chemistry, principally in adhesives, coatings and graphics technologies. Brady's products include over 20,000 stock items and a wide variety of custom items, which are used primarily to identify, inform or instruct, including pressure-sensitive identification, labeling and marking systems for electrical wires and pipes; self-bonding nameplates, safety and instructional signs and specialized tapes used in audio, video and computer applications. Brady's products are sold by a direct sales force and mail order sales, and are used in a variety of industrial, commercial, governmental, public utility, medical equipment, computer and consumer product markets, including original equipment manufacturers. Brady and its subsidiaries operate 12 manufacturing facilities in the United States and six foreign countries. Domestic and international operations are conducted through its Identification Systems and Specialty Tapes Group, Signmark Group and Seton Group. Domestic operations are located in Connecticut and Wisconsin. International operations are located in Australia, Belgium, Canada, England, France, Germany, Hong Kong, Italy, Japan, Korea, New Zealand, Singapore, Spain and Sweden.

Pursuant to General Instruction C of Schedule 13D, the names, business addresses, principal occupations and citizenship of the executive officers and directors of Brady are set forth in Annex A hereto and are incorporated herein by reference.

(d) and (e). During the last five years, Brady and, to the knowledge of Brady, Brady's executive officers and directors have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.





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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Concurrently with entering into the Merger Agreement (defined in Item 4 below), Brady was granted the Option for up to 19.9% of the shares of Common Stock (defined in Item 4 below). If Brady wishes to exercise the Option, Brady will use existing working capital to fund the exercise price of the Option.

ITEM 4.  PURPOSE OF THE TRANSACTION.

Varitronic Systems, Inc. (the "Company"), Brady, Brady USA, Inc., a Wisconsin corporation and wholly-owned subsidiary of Brady, and VSI Acquisition Co., a Minnesota corporation and wholly-owned subsidiary of Brady USA, Inc., have entered into an Agreement and Plan of Merger, dated February 27, 1996 (the "Merger Agreement"), which provides for a merger of VSI Acquisition Co. and the Company (the "Transaction") as soon as practicable after the purchase of shares pursuant to Brady's offer to purchase all of the shares of Company common stock (upon the terms and conditions of the offer to purchase and in the related letter of transmittal, which together constitute the "Offer"). The Transaction, which was approved by the Boards of Directors of the constituent companies, is expected to close shortly after all of the conditions to the consummation of the Transaction are met or waived.

The Merger Agreement is incorporated herein by reference to Exhibit (c)(1) to Brady's Schedule 14D-1, as filed with the Securities and Exchange Commission (the "SEC") on February 29, 1996. The description of the Merger Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Merger Agreement.

The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the Minnesota Business Corporations Act, VSI Acquisition Co. shall be merged with and into the Company. Following the merger, the separate corporate existence of VSI Acquisition Co. shall cease and the Company shall continue as the surviving corporation and shall succeed to and assume all the rights and obligations of VSI Acquisition Co. in accordance with the Minnesota Business Corporations Act and the Merger Agreement. The articles of incorporation of the Company shall become the articles of incorporation of the surviving corporation, at least a majority of the directors of the surviving corporation shall be nominees of Brady, and the officers of the Company shall be the officers of the surviving corporation, in each case until their successors are chosen.

Concurrently with entering into the Merger Agreement, Brady and the Company entered into a stock option agreement granting Brady an irrevocable option to purchase up to that number of shares of common stock of the Company which equals 19.9% of the number of shares of common stock of the Company outstanding on February 27, 1996 (the "Option Agreement"). Specifically, under the Option Agreement, the Company granted Brady an irrevocable option to purchase (the "Option") shares of common stock of the Company equal to up to 19.9% of shares





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of the Company's common stock outstanding on the date of the Option, which as of the date hereof equals 461,580 shares (subject to adjustment for changes in capitalization) of the Company common stock at an exercise price of $17.50 per share. The exercise price is payable in cash. Brady may request the Company to repurchase from Brady all or any portion of the acquired shares of the Company common stock at $17.50 per share.

The Option is intended to increase the likelihood that the Offer and Merger will be consummated in accordance with the terms of the Merger Agreement. The Option may be exercised, in whole or in part, at any time. The Option will terminate upon the earlier of (i) the effective time of the merger or (ii) December 31, 1996. Notwithstanding the foregoing, the Option cannot be exercised if Brady is in material breach of any of its material representations or warranties or in material breach of its material covenants or agreements contained in the Merger Agreement.

The Option Agreement is incorporated herein by reference to Exhibit (c)(1) of the Schedule 14D-1. The description of the Option Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Option Agreement.

Prior to entering into the Option, Brady owned 5 shares of Company common stock. Except pursuant to the terms of the Option Agreement, the Merger Agreement, and set forth in Schedule 14D-1 (including the offer to purchase) filed on February 29, 1996, Brady has no plans or proposals which would result in the acquisition or disposition of the Company common stock or any other action enumerated in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b). Pursuant to the Option Agreement, Brady has the right to acquire 461,580 shares (subject to adjustment for changes in capitalization) of the Company common stock, representing 19.9% of the outstanding shares of such Common Stock on February 27, 1996, as computed in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934. If the Option is exercised and Brady purchases the Company common stock, shares of common stock acquired upon exercise will be acquired by Brady with sole voting and dispositive power. Prior to entering into the Option, Brady owned 5 shares of the Company.

(c). Except for the execution and delivery of the Option Agreement and the Merger Agreement, there have been no transactions by Brady with respect to the Company common stock during the 60 days preceding the date of this Schedule 13D.

(d).  None.

(e).  Not Applicable.





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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         RESPECT TO SECURITIES OF THE ISSUER.

Other than the Merger Agreement and the Option Agreement (see descriptions of each in Item 4 above), which are included or incorporated by reference in this
Schedule 13D, and agreements referred to or contained therein, there are no contracts, arrangements, understandings or relationships between Brady and any other person, or, to the knowledge of Brady, among any of Brady's executive officers and directors or between any of Brady's executive officers and directors and any other person, with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Brady (Commission File No. 0-12730) hereby incorporates into this Schedule the following exhibits by reference to the filing set forth below:


                                 EXHIBIT INDEX
Exhibit No.
-----------
 1                        Offer to Purchase, dated February 29, 1996.  (Exhibit
                          (a)(1) to Schedule 14D-1)

 2                        Letter of Transmittal, dated February 29, 1996.
                          (Exhibit (a)(2) to Schedule 14D-1)

 3                        Notice of Guaranteed Delivery.  (Exhibit (a)(3) to
                          Schedule 14D-1)

 4                        Letter to Brokers, Dealers, Commercial Banks, Trust
                          Companies and Other Nominees.  (Exhibit (a)(4) to
                          Schedule 14D-1)

 5                        Letter to Clients from Brokers, Dealers, Commercial
                          Banks, Trust Companies and Other Nominees.  (Exhibit
                          (a)(5) to Schedule 14D-1)

 6                        Guidelines for Certification of Taxpayer
                          Identification Number on Substitute Form W-9.
                          (Exhibit (a)(6) to Schedule 14D-1)

 7                        Text of Press Release, dated February 27, 1996.
                          (Exhibit (a)(7) to Schedule 14D-1)

 8                        Summary Advertisement, dated February 29, 1996.
                          (Exhibit (a)(8) to Schedule 14D-1)

 9                        Agreement and Plan of Merger, dated as of February
                          27, 1996, among the Company, VSI Acquisition Co.,
                          Brady USA, Inc., and Brady and Option Agreement.
                          (Exhibit (c)(1) to Schedule 14D-1)

 10                       Schedule 14D-1 filed by Brady on February 29, 1996.




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                                  SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date:  March 6, 1996                   W.H. Brady Co.

                                             By: /s/ Thomas E. Scherer
                                                 ----------------------------
                                                 Thomas E. Scherer
                                                 Vice President and Controller






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                                                                         ANNEX A

                            INFORMATION RELATING TO
                        EXECUTIVE OFFICERS AND DIRECTORS
                               OF W. H. BRADY CO.


  The following is a list of the executive officers and directors of W. H. Brady Co. as of the date of this Schedule 13D. To the knowledge of W. H. Brady Co., all of the following executive officers and directors are citizens of the United States. The business address for each of the executive officers is 6555 West Good Hope Road, Milwaukee, Wisconsin 53233.

Executive Officers:

Name                                                 Brady Office
----                                                 -------------
Katherine M. Hudson                                  President, Chief Executive
                                                     Officer and Director


Donald P. DeLuca                                     Senior Vice President,
                                                     Treasurer, Assistant
                                                     Secretary and Director

Mary T. Arnold                                       Vice President

Richard L. Fisk                                      Vice President

David R. Hawke                                       Vice President

Peter J. Lettenberger                                Secretary and Director

David W. Schroeder                                   Vice President

James M. Sweet                                       Vice President

Directors:

Name                                                 Business Address
-----                                                ----------------
Katherine M. Hudson                                  W. H. Brady Co.
                                                     6555 West Good Hope Road
                                                     Milwaukee, Wisconsin  53233

Donald P. DeLuca                                     W. H. Brady Co.
                                                     6555 West Good Hope Road
                                                     Milwaukee, Wisconsin  53233

William H. Brady, III                                Investor
                                                     c/o W.H. Brady Co.
                                                     6555 West Good Hope Road
                                                     Milwaukee, Wisconsin  53233





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

 Directors:

Elizabeth B. Lurie                                  President and Administrator
                                                    W. H. Brady Foundation
                                                    c/o W.H. Brady Co.
                                                    6555 West Good Hope Road
                                                    Milwaukee, Wisconsin  53233

Robert C. Buchanan                                  President and CEO
                                                    Fox Valley Corporation
                                                    c/o W.H. Brady Co.
                                                    6555 West Good Hope Road
                                                    Milwaukee, Wisconsin  53233

Roger D. Pierce                                     President and CEO
                                                    Valuation Research Corp.
                                                    c/o W.H. Brady Co.
                                                    6555 West Good Hope Road
                                                    Milwaukee, Wisconsin  53233

Richard A. Bemis                                    President
                                                    Bemis Manufacturing Company
                                                    c/o W.H. Brady Co.
                                                    6555 West Good Hope Road
                                                    Milwaukee, Wisconsin  53233

Frank W. Harris                                     Professor of Polymer Science
                                                    University of Akron
                                                    c/o W.H. Brady Co.
                                                    6555 West Good Hope Road
                                                    Milwaukee, Wisconsin  53233

Gary E. Nei                                         Chairman
                                                    B & B Publishing
                                                    c/o W.H. Brady Co.
                                                    6555 West Good Hope Road
                                                    Milwaukee, Wisconsin  53233

Peter J. Lettenberger                               Partner
                                                    Quarles & Brady
                                                    411 East Wisconsin Avenue
                                                    Milwaukee, Wisconsin  53202





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

                                W. H. BRADY CO.

                                 SCHEDULE 13D

                                 EXHIBIT INDEX

Exhibit No.
-----------

1                        Offer to Purchase, dated February 29, 1996.  (Exhibit
                         (a)(1) to Schedule 14D-1)*

2                        Letter of Transmittal, dated February 29, 1996.
                         (Exhibit (a)(2) to Schedule 14D-1)*

3                        Notice of Guaranteed Delivery.  (Exhibit (a)(3) to
                         Schedule 14D-1)*

4                        Letter to Brokers, Dealers, Commercial Banks, Trust
                         Companies and Other Nominees.  (Exhibit (a)(4) to
                         Schedule 14D-1)*

5                        Letter to Clients from Brokers, Dealers, Commercial
                         Banks, Trust Companies and Other Nominees.  (Exhibit
                         (a)(5) to Schedule 14D-1)*

6                        Guidelines for Certification of Taxpayer
                         Identification Number on Substitute Form W-9.
                         (Exhibit (a)(6) to Schedule 14D-1)*

7                        Text of Press Release, dated February 27, 1996.
                         (Exhibit (a)(7) to Schedule 14D-1)*

8                        Summary Advertisement, dated February 29, 1996.
                         (Exhibit (a)(8) to Schedule 14D-1)*

9                        Agreement and Plan of Merger, dated as of February
                         27, 1996, among the Company, VSI Acquisition Co.,
                         BUSA, and Brady and Stock Option Agreement. (Exhibit
                         (c)(1) to Schedule 14D-1)*

10                       Schedule 14D-1 filed by Brady on February 29, 1996.*




 * Previously filed with SEC.








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